Exhibit 21.1

Subsidiaries of Sprouts Farmers Market, Inc.

	Jurisdiction of	Control by
Subsidiary	Organization	Registrant	Subsidiary
Sprouts Farmers Markets Holdings, LLC	Delaware	100%
Sunflower Farmers Markets, LLC	Delaware		100%
SFM, LLC	Delaware		100%
SFM Logistics, LLC	Arizona		100%
SFM Manager, LLC	Texas		100%
SF Market Texas, LLC	Delaware		100%
Henry’s Holdings LLC	Delaware		100%
Sprouts Farmers Market Texas, LP	Texas		100%
SH Markets, Inc.	Texas		100%
SFM Beverages, Inc.	Texas		100%